Via Facsimile and U.S. Mail
Mail Stop 6010

December 21, 2007

Joseph M. Molina, M.D.
Chairman of the Board,
Chief Executive Officer and President
Molina Healthcare, Inc.
200 Oceangate, Suite 100
Long Beach, CA  90802

> **Re:** **Molina Healthcare, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Quarterly Period Ended September 30, 2007**
> **File No. 1-31719**

Dear Dr. Molina:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosure.  Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it.  If you do not believe that revised disclosure is necessary, explain the reason in your response.  After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 39

1.    A basic tenet of FR 72 is that the effects of material estimates made in the preparation of financial statements should be transparent to users.  Although you identify your accrual for medical claims and benefits payable as a critical estimate

and discuss the underlying uncertainties and judgments made in your estimates, your disclosure of the effects of changes in this estimate does not appear to identify whether the underlying changes are reasonably likely. Please revise your disclosure regarding the sensitivity of your estimates for your liabilities for medical claims and benefits payable to clearly present the impact on earnings, financial position and liquidity of changes that you believe are reasonably likely to occur. In this regard, it is apparent from your SOP 94-5 disclosures on page 51 of your Form 10-K and page 29 of your September 30, 2007 Form 10-Q that your recent adjustments of prior period accruals are greater than the range provided in your sensitivity analyses.

Contractual Obligations, page 41

2.      We believe that insurance obligations, including your medical claims and benefits payable, are contractual obligations under Item 303(a)(5) of Regulation S-K. Please revise your contractual obligation table to include the estimated timing of the payment of your medical claims and benefits payable.

Form 10-Q for the quarterly period ended September 30, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 28

3.      Your reversal of prior period accruals for medical claims and benefits payable for the interim periods in both 2007 and 2006 and for the annual period of 2006 appear to be significant compared to your reported net income for the respective periods. However, your disclosures of medical claims and benefits payable here and medical care costs in the results of operations section do not appear to discuss your significant adjustments to prior period accruals. Please revise your disclosures to fully discuss why you adjusted your estimates of prior period accruals. Please ensure that you discuss your actual experience compared to your estimates of the completion factors and trended per member per month costs you identify in your sensitivity analyses of these liabilities.

*       *       *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638.  In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,


Jim B. Rosenberg
Senior Assistant Chief
Accountant